January 31, 2025

John Yu
Chief Executive Officer
Kairos Pharma, LTD.
2355 Westwood Blvd., #139
Los Angeles, CA 90064

       Re: Kairos Pharma, LTD.
           Registration Statement on Form S-1
           Filed January 29, 2025
           File No. 333-284569
Dear John Yu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Megan J. Penick